Exhibit 99.1

SANDSTORM GOLD ANNOUNCES 2016 FOURTH QUARTER AND ANNUAL RESULTS

Vancouver, British Columbia — February 21, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has released its results for the fourth quarter and twelve months ended December 31, 2016 (all figures in U.S. dollars).

— FOURTH quarter Highlights

•	Record attributable gold equivalent ounces sold[1] of 13,245 ounces (Q4 2015 – 8,951 ounces);
•	Revenue of $16.5 million (Q4 2015 - $9.9 million);
•	Average cash cost per attributable gold equivalent ounce of $250 resulting in cash operating margins[1] of $993 per ounce (Q4 2015 - $258 per ounce and $844 per ounce respectively);
•	Operating cash flow of $10.1 million (Q4 2015 – $5.0 million); and
•	Net loss of $0.02 million (Q4 2015 – $25.0 million loss).

— FULL YEAR Highlights

•	Record attributable gold equivalent ounces sold of 49,731 ounces (FY 2015 – 45,146 ounces);
•	Revenue of $62.4 million (FY 2015 - $52.7 million);
•	Average cash cost per attributable gold equivalent ounce of $258 resulting in cash operating margins of $996 per ounce (FY 2015 - $300 per ounce and $867 per ounce respectively);
•	Operating cash flow of $39.0 million (FY 2015 – $30.8 million);
•	Net income of $25.3 million (FY 2015 – $43.1 million loss); and
•	The Company acquired a royalty portfolio consisting of 52 royalties from Teck Resources Limited and its affiliates (the “Teck Royalty Package”) for consideration of $16.8 million, of which $1.4 million was paid in cash and $15.4 million in common shares of the Company. The transaction provides asset diversification; immediate cash flow and significant cash flow growth potential with estimated cash flow of over $10 million per year over the long term.

— SUBSEQUENT EVENTS

•	On February 1, 2017, Luna Gold Corp. (“Luna Gold” or “Luna”) announced a merger with JDL Gold Corp. (“JDL Gold”), which if completed will create a multi-asset mining company with more than $70 million in cash. This would place the newly merged company in a position to advance the Aurizona gold project wherein Sandstorm holds a 3% to 5% sliding scale NSR royalty. Concurrent with the closing of the transaction, the term debt facility that is owed by Luna to Sandstorm, in the amount of $20 million plus accrued interest, is expected to be settled in equity, or a combination of cash and equity of the newly combined entity.
•	On January 26, 2017, Orezone Gold Corporation exercised its option to repurchase the royalty on the Bomboré gold project for $3.6 million, representing a 20% premium to the original upfront payment. Sandstorm retains a right of first refusal on any future stream or royalty financings related to the Bomboré gold project.

Sandstorm’s President & CEO, Nolan Watson remarked, “The stream and royalty acquisitions that we made at the end of 2015 and during the 2016 year had a material impact on our financial results, contributing to record gold equivalent production numbers. We added 60 new royalties to the portfolio in 2016 and many of the projects are in production or are emerging as medium-term sources of cash flow growth.” Watson added, “We like the diversification in our producing assets, the expected growth profile in the coming years and the optionality contained in our 99 exploration properties, more than 30 of which have planned exploration programs in 2017. We will continue to focus our efforts on growing our stream and royalty portfolio this year.”

— outlook

Based on the Company’s existing gold streams and royalties, attributable gold equivalent production for 2017 is forecast to be between 45,000 and 55,000 ounces. The Company is forecasting attributable gold equivalent production of over 65,000 ounces per annum by 2020.

— Financial Results

The Company reported record attributable gold equivalent production during the fourth quarter and twelve months of 2016, translating to significant growth in revenue. Revenue for the full 2016 year was up 18% when compared to 2015 and revenue during the fourth quarter increased by 67% when compared to Q4, 2015. The marked increase in Q4 was a result of a 13% rise in the average realized selling price of gold and a 48% increase in attributable gold equivalent ounces sold. Contributions from the Yamana silver stream, Chapada copper stream, Teck Royalty Package and Karma gold stream were the main drivers of the growth in gold equivalent ounces, all of which were not part of the asset mix in 2015. Precious metal streams and royalties (including diamonds) accounted for 82% of the Company’s revenue during the year, with the other 18% coming primarily from base metal projects.

For both the fourth quarter and the full year, cash flow from operations and net income were higher when compared to 2015. When reviewing the annual numbers, the main drivers for the increase in 2016 were a gain on the revaluation of the Company’s investments of $22.1 million, primarily driven by the change in fair value of the Luna convertible debenture and Luna warrants, a $7.7 million decrease in depletion expense, driven by a resetting of the number of ounces in the depletable base, and certain non-recurring items that were recognized in 2015 related to tax assets and mineral interests.

— STREAMS & ROYALTIES: Q4 Updates

Sandstorm’s revenue was generated by 21 producing assets during the fourth quarter of 2016. Of the gold equivalent ounces delivered to Sandstorm, 73% were from operations run by major and mid-tier mining companies. Approximately 48% of the ounces were attributable to mines located in Canada, 20% from the rest of North America and 32% from South America and other countries.

	Three months ended Dec. 31, 2016		Year ended Dec. 31, 2016
	Revenue (in millions)	Gold Equivalent Ounces	Revenue (in millions)	Gold Equivalent Ounces
Canada	$ 7.9	6,352	$ 28.3	22,541
North America excl. Canada	$ 3.3	2,669	$ 18.0	14,410
South America & Other	$ 5.3	4,224	$ 16.1	12,780
Total	$ 16.5	13,245	$ 62.4	49,731

Canada

Streams and royalties on Canadian mines contributed 22% more gold equivalent ounces to Sandstorm when compared to the fourth quarter of 2015. The change is attributable to an increase in production from the Bachelor Lake mine in Quebec (“Bachelor Lake”), operated by Metanor Resources Inc. (“Metanor”), and from royalties on Canadian projects that were acquired as part of the Teck Royalty Package.

North America excl. Canada

When compared to Q4, 2015, gold equivalent ounces coming from North America, excluding Canada, increased by 14% during the fourth quarter of 2016. The change was driven by increases in gold equivalent ounces attributable to the Emigrant mine in the USA and the San Andres mine in Honduras, offset by a 21% decrease in ounces sold from the Santa Elena mine in Mexico (“Santa Elena”) due to timing of shipments.

At Santa Elena, First Majestic Silver Corp. is continuing the development of the new San Salvador ramp. Once completed, the transportation of ore via trucks is expected to reduce haulage bottlenecks and increase underground production capacity. For more information refer to www.firstmajestic.com.

South America & Other

Operations in South America and other countries contributed 4,224 attributable gold equivalent ounces during the fourth quarter of 2016. The attributable ounces were significantly higher than the 1,419 ounces reported in the same period in 2015 primarily due to an additional 2,441 ounces sold from the recently acquired Yamana silver stream and Chapada copper stream and 833 ounces from the Karma mine in Burkina Faso, offset by a decrease in ounces from the Aurizona mine in Brazil, as the mine ceased mining operations in 2015.

Yamana Silver Stream

The Yamana silver stream delivered ounces to Sandstorm from the Minera Florida mine in Chile and the Chapada mine in Brazil (“Chapada”) during the 2016 year and beginning in 2019 Sandstorm will begin to purchase silver from the Cerro Moro mine in Argentina (“Cerro Moro”). Cerro Moro is a high-grade gold and silver deposit currently in construction and development by Yamana Gold Inc. (“Yamana”). Yamana is forecasting first production for early 2018.

During the fourth quarter of 2016, Yamana completed the planned underground mine development and the ramp-up of site construction and engineering was reported to be ahead of schedule. Structural steel, mechanical, and tailings dam construction contracts have been awarded which will allow mobilization to take place in the first quarter of 2017. Mechanical completion of the process plant and mine infrastructure is scheduled for the fourth quarter of 2017 in preparation for the start of commissioning in early 2018.

The updated mine plan at Cerro Moro shows partial production in 2018 and the 2019 silver production is estimated to be approximately 9,900,000 ounces at an average feed grade of 920 grams per tonne (“g/t”). For more information refer to www.yamana.com.

Chapada Copper Stream

The Chapada operation produced 115.5 million pounds of copper in 2016 and Yamana has forecasted 120 million pounds of copper production for the 2017, 2018 and the 2019 years. Yamana is focused on improving operational performance at the asset, with targets to increase recoveries and throughput. A processing optimization initiative undertaken during the fourth quarter is showing good results with increasing recoveries and mill throughput stability. The project should be completed during the first quarter of 2017 with the commissioning of a fully integrated processing control system.

Following the evaluation of further processing improvement opportunities at Chapada, mine management expanded the cleaning circuit by installing additional flotation cells by retrofitting some key components of the existing cleaner circuit. The main objective is to increase gold and copper recovery by increasing the solution residency time during the flotation process. The cleaning circuit expansion should be commissioned during the fourth quarter of 2017. For more information refer to www.yamana.com.

Karma Gold Stream

During the fourth quarter of 2016, Endeavour announced that commercial production at the Karma Mine had been achieved and that capacity at the processing plant is expected to increase to 4 million tonnes per annum by the second half of 2017. A 60,000 metre exploration drilling program at Kao North was completed in 2016, the results of which are expected to be compiled and released in early 2017. A further 30,000 metre drill program is planned in 2017 to drill near-mill targets such as Rambo West and Yabonsgo.

Endeavour has projected 100,000 to 110,000 ounces of gold production from the Karma mine in 2017. For more information refer to www.endeavourmining.com.

Aurizona Royalty

Earlier this month, Luna Gold announced a merger with JDL Gold, which if completed will create a multi-asset mining company with more than $70 million in cash. This would place the newly merged company in a position to advance the Aurizona gold project wherein Sandstorm holds a 3% to 5% sliding scale NSR. Concurrent with the closing of the transaction, the term debt facility that is owed by Luna to Sandstorm, in the amount of $20 million plus accrued interest, is expected to be settled in equity, or a combination of cash and equity of the newly combined entity. Sandstorm will continue to hold the $30 million convertible debt facility that is due from Luna Gold.

A Pre-feasibility Study for the Aurizona project, completed in September 2016, has projected 150,000 ounces of gold per year for the first five years, with an initial 6.5-year mine life. Completion of a feasibility study for Aurizona is expected around the end of Q1-2017 followed by an 18-month construction period, with the first gold pour targeted for year-end 2018. For more information refer to www.lunagold.com.

— Webcast and Conference Call Details

A conference call will be held on Wednesday, February 22, 2017 starting at 8:30am PST to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688

North American Toll-Free: (+1) 888 390 0546

Conference ID: 51266881

Webcast URL: http://ow.ly/Z5RU3094L8D

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the three months and twelve months ended December 31, 2016 will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

QUALIFIED PERSON

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 142 streams and royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations

604 689 0234